===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              --------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  MERCOM, INC.
                                (Name of Issuer)
                                  COMMON STOCK
                                $1.00 PAR VALUE
                         (Title of Class of Securities)
                              --------------------

                                   58935D109
                                 (Cusip Number)
                              CABLE MICHIGAN, INC.
                       (Name of Persons Filing Statement)
                               John D. Filipowicz
                        Senior Vice President, Assistant
                          General Counsel & Assistant
                                   Secretary
                              CABLE MICHIGAN, INC.
                              105 Carnegie Center
                          Princeton, New Jersey 08540
                            Tel No.: (609) 734-3700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)
                                  June 3, 1998
            (Date of Event which Requires Filing of this Statement)

                              --------------------
               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                                  SCHEDULE 13D

CUSIP No.  58935D109                                         Page 2 of 11 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cable Michigan, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
      N/A

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

      NUMBER OF SHARES           7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH            REPORTING PERSON WITH
                                       2,964,250 (See Item 5)

                                 8     SHARED VOTING POWER
                                       0 (See Item 5)

                                 9     SOLE DISPOSITIVE POWER
                                       0 (See Item 5)

                                 10    SHARED DISPOSITIVE POWER
                                       2,964,250 (See Item 5)

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,964,250

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
           SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           61.92%

14         TYPE OF REPORTING PERSON*
           CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7



               The following information amends the Schedule 13D dated October 10, 1997 (the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such Term in the Schedule 13D.

               Item 2.  Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

               This statement is being filed on behalf of Cable Michigan, Inc., a Pennsylvania corporation ("Cable Michigan"). Cable Michigan is directly controlled by Level 3 Telecom Holdings Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings Inc. In March 1998, LTTH changed its name from "Kiewit Telecom Holdings Inc." to "Level 3 Telecom Holdings Inc." References in the Schedule 13D to "Kiewit Telecom" shall be construed as references to LTTH.

               LTTH owns 3,330,121 shares of Cable Michigan Common Stock representing 48% of the outstanding Cable Michigan Common Stock. LTTH's ownership interest in Cable Michigan entitles LTTH to cast 48% of the votes of all outstanding shares of Cable Michigan capital stock.

               LTTH is a subsidiary of Level 3 Communications, Inc., a Delaware corporation ("LTC", and together with LTTH and Cable Michigan, the "Level 3 Companies"). LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger). References in the Schedule 13D to the "Kiewit Entities" shall be construed as references to the "Level 3 Companies". LTC owns 90% of the common stock and all of the preferred stock of LTTH. David C. McCourt, Chairman and Chief Executive Officer of Cable Michigan, RCN Corporation, a Delaware corporation ("RCN"), and Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation ("CTE"), own the remaining 10% of the common stock of LTTH.

               Cable Michigan is a cable television operator in the State of Michigan. LTTH was formed to invest in telecommunications businesses that primarily serve residential customers. LTC is a holding company that engages in the information services, communications, and coal mining businesses through ownership of operating companies and equity positions in public companies. LTC is the ultimate parent of LTTH and Cable Michigan.

               The principal executive and business offices of Cable Michigan are located at 105 Carnegie Center, Princeton, New Jersey 08540. The principal executive and business offices of LTTH are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131. The principal executive and business offices of LTC are located at 3555 Farnam Street, Omaha, Nebraska 68131.

               Information as to each executive officer and director of Cable Michigan and LTC is set forth in Schedules A and B, respectively, attached hereto, and such Schedules are incorporated herein by reference.

               During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.

               On June 3, 1998, Cable Michigan, Avalon Cable of Michigan Holdings Inc., a Delaware corporation ("Buyer"), and Avalon Cable of Michigan, a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Cable Michigan and Cable Michigan will become a wholly owned subsidiary of Buyer (the "Merger"). At the effective time of the Merger, each issued and outstanding share of common stock of Cable Michigan will be converted into the right to receive $40.50 in cash subject to certain possible closing adjustments. The consummation of the Merger is subject to certain conditions, including adoption and approval of the Merger and the Merger Agreement by the stockholders of Cable Michigan, and receipt of all required regulatory consents or approvals.

               Under the terms of the Merger Agreement, Cable Michigan and Buyer entered into certain agreements regarding the acquisition of shares of Common Stock as set forth in this paragraph. Cable Michigan is entitled (i) either (a) to negotiate and enter into an agreement (the "Acquisition Agreement") with the Company to purchase the 1,822,810 shares of Common Stock that Cable Michigan does not own for cash consideration of $11.00 per share, or (b) to make a cash tender offer (the "Tender Offer") for such shares of Common Stock at a price of $11.00 per share, (ii) to consummate the purchase pursuant to such Acquisition Agreement or such Tender Offer, (iii) to borrow funds under Cable Michigan's existing credit facilities for such purchase (and to amend such facilities to permit such borrowings for such purpose) and (iv) to take such customary actions in connection with the foregoing as Cable Michigan shall reasonably conclude are appropriate. The terms (other than the cash consideration, which shall be as set forth above except as otherwise agreed by Buyer and Cable Michigan) of any such Acquisition Agreement or Tender Offer shall be reasonably acceptable to Buyer, and Cable Michigan will not waive any material term or condition under such Acquisition Agreement or Tender Offer without the consent of Buyer. No such transaction will be consummated involving the acquisition of shares of Common Stock without the approval of a committee of the Board of Directors of the Company composed solely of independent directors. The closing of any such purchase may be conditioned upon the closing of the Merger, the closing of such purchase may occur before or after the effective time of the Merger, and none of the entering into of an Acquisition Agreement, the commencement of a Tender Offer and the closing of any such purchase pursuant to an Acquisition Agreement or Tender Offer shall be a condition to the Merger. Cable Michigan shall use all reasonable efforts to ensure that the fees and expenses incurred in connection with the foregoing transactions are reasonable. If the Company retains a financial advisor in connection with the foregoing, such advisor will be retained pursuant to a customary engagement agreement providing for customary compensation reasonably satisfactory to Buyer.

               Cable Michigan has proposed to the Board of Directors of the Company that Cable Michigan acquire all shares of Common Stock not owned by Cable Michigan for $11.00 per share. The proposal will be reviewed and evaluated by a special committee composed of members of the Company's Board of Directors unaffiliated with Cable Michigan. The proposal is subject to the execution and delivery of mutually satisfactory definitive documentation, receipt of all requested registering approvals and other customary conditions. Cable Michigan reserves the right to withdraw its proposal at any time prior to the execution of a definitive agreement. There can be no assurances as to the terms of any transaction or that any transaction will take place.

               During the course of the process that resulted in Cable Michigan entering into the Merger Agreement, Cable Michigan requested from the Company permission to disclose, subject to the terms of customary confidentiality agreements, information related to the Company to parties potentially interested in a strategic transaction involving Cable Michigan. Cable Michigan informed the Company that such a transaction might or might not include a transaction involving the minority interest in the Company. The Company granted Cable Michigan permission to disclose such information and such action by the Company was approved by the members of the Board of Directors of the Company unaffiliated with Cable Michigan. Prior to the time Cable Michigan entered into the Merger Agreement, the members of the Board of Directors of the Company unaffiliated with Cable Michigan and the Board of Directors of the Company approved of Buyer becoming an Interested Shareholder (as defined in Section 203 of the Delaware General Corporation Law). The members of the Board of Directors of the Company unaffiliated with Cable Michigan and the Board of Directors of the Company did not at that time, however, approve of any given transaction involving the acquisition by Cable Michigan of shares of Common Stock not currently owned by Cable Michigan nor of any proposed terms of any such transaction.

               The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1. The Merger Agreement is hereby incorporated herein by reference.

               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5(c) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

               (c) No transactions in the Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The response set forth in Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

               The Shares have been pledged pursuant to the Pledge Agreement, as supplemented by the Pledge Agreement Supplement, which are attached hereto as Exhibits 3 and 4, respectively, and incorporated herein by reference, to secure the obligations of Cable Michigan under the Credit Agreement which is attached hereto as Exhibit 2 and incorporated herein by reference. Cable Michigan assigned the obligations under the Credit Agreement pursuant to the Assumption Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

               To the best knowledge of the Level 3 Companies, other than the Distribution Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby supplemented with the following information:

               Exhibit 6: Agreement and Plan of Merger dated as of June 3, 1998 between Cable Michigan, Merger Sub, and Buyer.


                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 5, 1998

                                     CABLE MICHIGAN, INC.



                                     By: /s/ John D. Filipowicz
                                             ----------------------------------
                                         Name:  John D. Filipowicz
                                         Title: Senior Vice President
                                                Assistant General Counsel &
                                                Assistant Secretary





                                                                    SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF CABLE MICHIGAN INC.

               The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Cable Michigan, Inc. are set forth below.

                                                                                 Principal Occupation or
       Name and Office Held           Business Address         Citizenship             Employment
  ------------------------------  -----------------------     ---------------    --------------------------

David C. McCourt                  105 Carnegie Center              USA          Chairman,
Chairman, Chief                   Princeton, NJ 08540                           Chief Executive
Executive Officer,                                                              Officer, Cable
Director                                                                        Michigan;
                                                                                Chairman, Chief
                                                                                Executive Officer, RCN

Mark Haverkate                    105 Carnegie Center              USA          President & Chief
President & Chief                 Princeton, NJ 08540                           Operating Officer,
Operating Officer,                                                              Cable Michigan;
Director                                                                        Executive Vice
                                                                                President, RCN

Timothy J. Stoklosa               105 Carnegie Center              USA          Executive Vice
Executive Vice President          Princeton, NJ 08540                           President & Chief
& Chief Financial Officer,                                                      Financial Officer, Cable
Director                                                                        Michigan; Senior Vice
                                                                                President & Treasurer,
                                                                                RCN

Bruce C. Godfrey                  105 Carnegie Center              USA          Secretary, Cable
Secretary, Director               Princeton, NJ 08540                           Michigan; Executive
                                                                                Vice President & Chief
                                                                                Financial Officer, RCN

John J. Gdovin                    105 Carnegie Center              USA          Senior Vice President,
Senior Vice President             Princeton, NJ 08540                           Cable Michigan; Senior
                                                                                Vice President,
                                                                                Operations, RCN

John D. Filipowicz                105 Carnegie Center              USA          Senior Vice President,
Senior Vice President             Princeton, NJ 08540                           Assistant General
                                                                                Counsel and Assistant
                                                                                Secretary, RCN &
                                                                                Cable Michigan

Ralph S. Hromisin                 105 Carnegie Center              USA          Vice President & Chief
Vice President                    Princeton, NJ 08540                           Accounting Officer,
                                                                                Cable Michigan; Vice
                                                                                President, Chief
                                                                                Accounting Officer,
                                                                                RCN

James J. Saile                    105 Carnegie Center              USA          Vice President of
Vice President                    Princeton, NJ 08540                           Taxation, Cable
                                                                                Michigan & RCN

Mark Dineen                       105 Carnegie Center              USA          Senior Vice President
Vice President                    Princeton, NJ 08540                           Cable Michigan &
                                                                                Mercom

Jeffrey Decker                    105 Carnegie Center              USA          Controller, Cable
Controller                        Princeton, NJ 08540                           Michigan

Raymond B. Ostroski               261 Harris Hill Road             USA          Former General
Director                          Shavertown, PA                                Counsel; Executive
                                                                                Vice President C-TEC

Frank M. Henry                    293 Old River Road               USA          Chairman, Frank Martz
Director                          Wilkes-Barre, PA 18703                        Coach Company

David C. Mitchell                 3627 Loggerhead Court            USA          Retired Corporate
Director                          Seabrook Island, SC                           Executive Vice
                                  29955                                         President, President of
                                                                                the Telephone Group
                                                                                and Director, Rochester
                                                                                Telephone Corporation

Daniel E. Knowles                 1 F Place                        USA          Retired Vice President
Director                          Gouldsboro, PA 18424                          of Personal and
                                                                                Administration,
                                                                                Grumman Corp.

R. Douglas Bradbury,              3555 Farnam Street               USA          Executive Vice
Director                          Omaha, NE 68131                               President, CFO, Level 3
                                                                                Communications, Inc.





                                                                    SCHEDULE B

        DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 COMMUNICATIONS INC.

               The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Communications Inc. are set forth below.

                                                                                 Principal Occupation or
      Name and Office Held        Business Address           Citizenship             Employment
  --------------------------- ----------------------- ----------------------- ------------------------

Walter Scott, Jr.                  1000 Kiewit Plaza              USA          Director, Peter Kiewit
Director                           Omaha, NE 68131                             Sons' Inc.

William L. Grewcock                1000 Kiewit Plaza              USA          Director, Level 3
Director                           Omaha, NE 68131                             Communications Inc.

Kenneth E. Stinson                 1000 Kiewit Plaza              USA          Chairman, President,
Director                           Omaha, NE 68131                             Chief Executive
                                                                               Officer, Peter Kiewit
                                                                               Sons' Inc.

Richard R. Jaros                   1000 Kiewit Plaza              USA          Former
Director                           Omaha, NE 68131                             President, Kiewit
                                                                               Diversified Group Inc.

James Q. Crowe                     3555 Farnam Street             USA          President, Chief
President, Chief Executive         Omaha, NE 68131                             Executive Officer,
Officer, Director                                                              Level 3
                                                                               Communications Inc.

Robert B. Daugherty                Guarantee Centre               USA          Chairman, Valmont
Director                           Suite 225                                   Industries Inc.
                                   Omaha, NE 68114

Charles M. Harper                  One Central Park Plaza         USA          Former Chairman, RJR
Director                           Suite 1500                                  Nabisco Holdings Corp.
                                   Omaha, NE 68102

R. Douglas Bradbury                3555 Farnam Street             USA          Chief Financial Officer,
Chief Financial Officer,           Omaha, NE 68131                             Level 3
Director                                                                       Communications Inc.

Kevin J. O'Hara                    1450 Infinite Drive            USA          Executive Vice
Executive Vice President           Louisville, CO 80027                        President and Chief
and Chief Operating                                                            Operating Officer,
Officer                                                                        Level 3
                                                                               Communications Inc.

Terrence J. Ferguson               3555 Farnam Street             USA          Senior Vice President
Senior Vice President              Omaha, NE 68131                             General Counsel,
General Counsel,                                                               Secretary, Level 3
Secretary                                                                      Communications Inc.

Robert E. Julian                   11707 Miracle Hills Drive      USA          Chairman, PKS
Director                           Omaha, NE 68154                             Information Services
                                                                               Inc.

David C. McCourt                   105 Carnegie Center            USA          Chairman, Chief
Director                           Princeton, NY 08540                         Executive Officer, RCN
                                                                               Corporation

Michael B. Yanney                  1004 Farnam Street             USA          Chairman, Chief
Director                           Omaha, NE 61802                             Executive Officer,
                                                                               America First
                                                                               Companies, L.L.C.